Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following communication is is an article published by the Dallas Business Journal containing an interview with Dolf Berle, Chief Executive Officer of Topgolf published on November 21, 2020.

Topgolf CEO discusses merger with Callaway, continued international expansion

Dallas Business Journal

21 November 2020

By Catherine Leffert

Topgolf Entertainment Group is still expanding globally — it recently broke ground on a venue in Germany — on the heels of its merger with Callaway Golf Co. and the COVID-19 pandemic, CEO Dolf Berle said.

Berle said based on company analyses, there’s room for 200 venues in the U.S. and 250 internationally — in addition to the 63 that currently operate in four countries. The next stop is Dubai, where a venue will open in December or January. The company broke ground in Oberhausen, Germany earlier this month, and Monterrey, Mexico in September.

Berle said the company had originally planned to go public in the spring. But since the pandemic hit, Topgolf revised strategy and announced last month a merger with Callaway.

The chief executive said the merger, which began in conversation during the summer, allows the company to fund eight to 10 company-owned new venues in the U.S. per year. Berle said he expects the merger to be completely finalized near the end of Q1 2021, and will also help increase Topgolf product sales.

“We’re excited about it because it’s more than simply a capital infusion,” Berle said. “It also is the opportunity for synergistic work that we believe will accelerate the growth, not only in the venue business, but also for Toptracer and also World Golf Tour, which are all aspects of our platform company.”

Here’s what else Berle had to say about global expansion, the merger and his transition out of the CEO role in 2021:

Why is global expansion a priority? Have global expansion plans changed or shifted since COVID-19?

Once we had established a strong base starting in the UK and then subsequently here in the U.S., it became clear to us that there was international appetite for our venue concept. Over the years, what we’ve developed is a set of franchisee relationships, which revolve around development agreements that are multi-year and multi-venue in nature, typically for either individual countries or adjacent countries in regions across the world.

To answer your question regarding COVID, there really hasn’t been much impact on the pace of our international work. Clearly the venues that are up and running are facing some of the types of restrictions that we also face here in the U.S.

We expect that it will take some time before we’re open at full capacity in Australia and in Monterrey. However, so much of the work that is being done to establish these countries and the future growth relates to real estate. The pace of exploration and analysis around sites across the world with our various franchisees has continued. I think that bodes well for the venues that will open in the coming years.

In June you told the Business Journal you had a goal of running all venues profitably by year end. Has that goal changed?

That goal has not changed. We opened or reopened all of the venues in the system by early September, essentially Sept. 7. Since that time, there have been smaller-scale individual venue closures and then reopenings, El Paso being an example most recently.

At the moment we are closed down in the UK and also in Portland. But we believe that the likelihood of a system-wide closure is lower because the jurisdiction around the closures is local. We’re working very actively with health departments everywhere that we operate.

As part of the journey that is 2020, we did take significant efforts to reduce the cost structure for the business, not only from a corporate overhead standpoint, but also at the unit level for our venues. I’m very happy to say that most recently we’ve been running between 80-85 percent of prior year, same venue sales.

Transitioning to the merger with Callaway, it sounds like Topgolf operations will stay in Dallas?

That’s correct. Callaway has a tradition of bringing companies under the Callaway umbrella and having them operate essentially intact. There is no plan to move the Topgolf office in Dallas and we will continue to run a significant portion of our business from there.

Is there any chance Callaway moves any operations to Dallas?

I don’t think that’s very likely because they actually, like ourselves, have offices and manufacturing facilities in various points that are logistically optimal for them across the country and across the globe.

You will lead Topgolf through a transition and then step away from the company. When will that happen and what does that entail?

I have agreed to stay on for a number of months that will go into the middle months of next year, most likely to ensure that good transition. I’m tremendously optimistic about the future of Callaway and Topgolf together because there are so many synergies and I believe the cultures will be a good mutual fit.

I have a lot of good feelings about this merger and what it will mean for our team and our shareholders and also for the guests that the combined companies will have across the world. As you can imagine, the test that COVID brought this year was pretty energizing and fairly challenging.

The future of our company and companies like ours was something that was hanging in the balance when it came to good stewardship through the crisis. I’m very grateful to have had the experience to be part of that and to successfully put the company in a place where it can prosper and grow at a significant rate going forward.

This interview is edited for brevity and clarity.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.